Exhibit 99.1

NICE Actimize Recognized as a Leader in Enterprise Fraud Solutions in Asia
Pacific by Leading Analyst Firm

NICE Actimize received the highest possible scores in such criteria as new-account/digital channel fraud management, analyst investigations and model explainability and governance

Hoboken, N.J., January 6, 2026 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that it has been recognized as a Leader in Enterprise Fraud Management solutions by Forrester Research, a leading global research and advisory firm. The analyst firm included NICE Actimize among the most significant vendors in the market in its recent report titled, “The Forrester Wave™: Enterprise Fraud Management Solutions In Asia Pacific, Q4 2025”.

NICE Actimize received the highest possible scores across 7 criteria within the current offering category. Among the current offering criteria receiving these scores were new-account/digital channel fraud management; analyst investigations, and model explainability and governance.

Commenting on NICE Actimize’s overall product strategy, the report noted, “NICE Actimize excels in model explainability and governance with no-code visual authoring, traceable logic, score decomposition, variable contribution views, version control, audit trails, and regulator-ready summaries.”

“NICE Actimize continues to make a significant commitment to the Asia Pacific market with its fraud and financial crime solutions roadmap. We have substantially invested in offering the industry’s most advanced enterprise fraud solutions available,” said Craig Costigan, CEO, NICE Actimize. "We are honored that Forrester has recognized us as a leader in its 2025 enterprise fraud management solutions report focused on the Asia Pacific market."

IFM Fraud Management and Pervasive AI
NICE Actimize’s Enterprise Fraud Management combats threats in real time with IFM, the industry’s most powerful AI fraud-driven management platform. IFM delivers AI pervasively across all fraud prevention processes, from detection and strategy to investigations and operations, as well as intelligent data orchestration.

For more information on NICE Actimize’s real-time, end-to-end fraud prevention powered by Pervasive AI, please click here.

Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester’s objectivity here .

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.